February 23, 2006

Ms. Janice McGuirck
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

RE:  SuperDirectories, Inc.
        Registration Statement 10-SB
        File No. 0-51533

Dear Ms. McGuirck:

1.

Language in Item 4, Part II reflecting sales of common stock during the three years ending on September 30, 2005, has been rewritten and amended. During that period, there were 25 sales in 9 states to United States purchasers for a total of $56,100.00. It is our opinion that these sales were exempt from registration pursuant to Rule 504 of Regulation D. Failure to file a Form D does not destroy the exemption, but one has been filed nonetheless. It is our further opinion that those sales were also exempt under Section 4(2) as not involving a public offering. The balance (753 sales for $941,748.57) were all made to non-United States purchasers and exempt pursuant to the provisions of Regulation S. Reliance on Regulation S does not preclude reliance on another exemption as well. There have been no additional sales by the Company.

Although it is our opinion these sales were exempt, we have taken steps  to fortify our bases of exemption. As noted above, a Form D has been filed with respect  to the 25 United States purchasers; and state filing have been made where required. The non-United States purchasers were offered a right to rescind, their remedy under Section 12. None of them have asked for a rescission, and all have agreed to accept  replacement certificates bearing an expanded and more restrictive legend. They have  also agreed to sell shares only pursuant to Regulation S and not to engage in hedging.  They have also provided additional personal information in support of their status as non-United States investors. None of the purchasers were, or are, directors, officers or beneficial owners.

Based upon the foregoing we believe there will be no impact on financial status as no expenses will be involved other than those already paid for mailing and printing, approximately $15,000.00.

2.	Description of Business has been substantially revised in response to your comments, particularly insuring an answer to each of the 12 elements set forth in Item 101(b) of Regulation S-B.

3.	The Critical Accounting Estimates information and commentary has been included in the Amendment Under Item 2 of Part I, Plan of Operations.

4.	At the date of this amendment, the business plan of the company is being evolved into an operating and marketing plan. During this development state, the Company has been and is largely engaged in the development and testing of its database and search capability as well as the presentation of these assets for offer via its website. It is not practicable therefore to describe its evolving operating plan with any greater specificity than in the revised disclosure. The website, the database and the search capability are largely completed and testing is underway. The Company expects to continue development and to test its marketing opportunities before adopting them later in the present fiscal year. The disclosure has been amended in accordance with your comments to the maximum extent practicable under those described circumstances and in accordance with the written requirements of Item 303(a) of Regulation S-B.

5.	The financial statements have been redone and reissued by one auditing firm from inception (November 15, 1999) through September 30, 2005, the end of the latest fiscal year. The reissued statements incorporate all the changes put forth in your comment letter. No 16.1 letter is required from the predecessor auditor as the change was occasioned only by the requirement that the Company engage a PCOAB registered firm. We have also included unaudited statements for the quarter ending December 31, 2005.

6.	Our item 304 disclosure respecting S&A is complete; however, we have added clarifying language in the Amendment. There is no substantive change in the disclosure.

10.	Your suggestions respecting prior audits have been employed and serve to respond to your comments #5, 7, 8, 9 and 11.

12.	Noted. The financial statements have been revised accordingly.

13.	Noted. The financial statements have been so revised.

14.	Noted. Financial statements include a footnote respecting “material equity transactions.”

15.	Our accounting policy for stock compensation is described in “Stock Options” and “Recent Accounting Pronouncements” in Note 1.

16.	Following your comment, the financial statements have been reaudited by another firm and the capitalization figures redetermined in the Balance Sheet under “Website Development Costs.” See also the same heading in Note 1.

17.	Note 6 “Income Taxes” and “Income Taxes in Note 1 reflect our analysis supporting our accounting treatment.

18.	Again, the financial restatements have been completely reaudited.

19.	Note 8 “Contingency” has been eliminated as no liability exists. See new Note 8 “Subsequent Events” and Item 4 of Part II.

          As noted above, no shareholder has requested or agreed to rescission, and no liability incurred.

           A copy of Amendment No. 1 is attached. Please contact the undersigned if you have further questions or comments.

Very truly yours,

Griffith, McCague & Wallace, PC

/s/Charles B. Jarrett, Jr.
Charles B. Jarrett, Jr.

CBJ/hma